SCHEDULE 13D

CUSIP No. 512815-10-1


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)

                            Lamar Advertising Company
                                (Name of Issuer)

                Class A Common Stock, $0.001 Par Value Per Share
                         (Title of Class of Securities)

                                  512815-10-1
                                 (CUSIP Number)

                                  L. Lowry Mays
                               200 East Basse Road
                            San Antonio, Texas 78209
                   --------------- -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 11, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [__] .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CLEAR CHANNEL COMMUNICATIONS, INC.

2        Check the Appropriate Box If a Member of a Group*             (a)  |_|
                                                                       (b)  |X|

3        SEC Use Only

4        Source of Funds

                  Not applicable.

5    Check Box If Disclosure of Legal  Proceedings Is Required Pursuant to Items
     2(d) or 2(e)      [ ]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   19,115,073*
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            19,115,073*

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            19,115,073*

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                        [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    23.92%

14       Type of Reporting Person

                  CO

* The Reporting Person  expressly  disclaims (i) the existence of any group, and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  AMFM INC.

2        Check the Appropriate Box If a Member of a Group*             (a)  |_|
                                                                       (b)  |X|

3        SEC Use Only

4        Source of Funds

                  Not applicable.

5    Check Box If Disclosure of Legal  Proceedings Is Required Pursuant to Items
     2(d) or 2(e)       [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   19,115,073*
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            19,115,073*

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            19,115,073*

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                        [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    23.92%

14       Type of Reporting Person

                  CO

* The Reporting Person  expressly  disclaims (i) the existence of any group, and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.





1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         AMFM HOLDINGS INC.

2        Check the Appropriate Box If a Member of a Group*             (a)  |_|
                                                                       (b)  |X|

3        SEC Use Only

4        Source of Funds

                  Not applicable.

5    Check Box If Disclosure of Legal  Proceedings Is Required Pursuant to Items
     2(d) or 2(e)          [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   19,115,073*
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            19,115,073*

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            19,115,073*

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                                [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    23.92%

14       Type of Reporting Person

                  CO

* The Reporting Person  expressly  disclaims (i) the existence of any group, and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         AMFM OPERATING INC.

2        Check the Appropriate Box If a Member of a Group*             (a)  |_|
                                                                       (b)  |X|

3        SEC Use Only

4        Source of Funds

                  Not applicable.

5    Check Box If Disclosure of Legal  Proceedings Is Required Pursuant to Items
     2(d) or 2(e)       [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   19,115,073*
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            19,115,073*

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            19,115,073*

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                        [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    23.92%

14       Type of Reporting Person

                  CO

* The Reporting Person  expressly  disclaims (i) the existence of any group, and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

         This Amendment No. 3 to Schedule 13D amends and supplements items 2, 4, 5 and 6 contained in the Schedule 13D initially filed with the Securities and Exchange Commission (the "Commission") on or about June 11, 1999 (the "Initial 13D"), as amended by the Schedules 13D/A filed on or about March 10, 2000 (the "First Amended 13D") and September 6, 2000 (the "Second Amended 13D" and, together with the First Amended 13D, the "Amended 13Ds") by AMFM Holdings Inc. (f/k/a Chancellor Mezzanine Holdings Corporation), AMFM Operating Inc. (f/k/a Chancellor Media Corporation of Los Angeles), AMFM Inc. (f/k/a Chancellor Media Corporation), Capstar Broadcasting Partners, Inc. (with respect to the Amended
13Ds) and Clear Channel Communications, Inc. (with respect to the Second Amended
13D), with respect to the Class A Common Stock, $0.001 par value (the "Common Stock"), of Lamar Advertising Company (the "Company"). Items 1 and 3 remain unchanged. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Initial 13D. The Initial 13D is amended and supplemented as follows:

Item 2.  Identity and Background

         Item 2 is to be amended as follows:

         (a)      Name of Person(s) Filing this Statement (the "Filing
                  Parties"):

                  Clear Channel Communications, Inc., a Texas corporation
                    ("Clear Channel");
                  AMFM Inc., a Delaware corporation ("AMFM");
                  AMFM Holdings Inc., a Delaware corporation ("AMFM Holdings"); and
                  AMFM Operating Inc., a Delaware corporation ("AMFM Operating")

         (b)      Principal Business and Office Address:

                  The address of the principal business office of the Filing Parties is 200 East Basse Road, San Antonio, Texas 78209.

         (c)      Present Principal Business:

                  Each  of  the  Filing  Parties  is  a  business   organization
principally engaged in the radio broadcasting industry. Clear Channel is also engaged in the outdoor advertising and entertainment industries.

         (d)      Convictions in Criminal Proceedings During the Last 5 Years:

                  None of the Filing Parties have been convicted in a criminal proceeding during the last 5 years.

         (e)      Proceedings Involving Federal or State Securities Laws:

                  None of the Filing Parties have, during the last 5 years, been a party to any civil proceeding as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f)      Citizenship

                  Each of the Filing Parties is organized under the jurisdiction indicated in paragraph (a) of this Item 2.

         The attached Schedule I is a list of the directors and executive officers of the Filing Parties which contains the following information with respect to each person:

         (i) name;

         (ii) principal business address; and

         (iii)  present  principal   occupation  or  employment  and  the  name,
principal business and address of any corporation or other organization in which such employment is conducted.

         None of the directors or executive officers of the Filing Parties have been convicted in a criminal proceeding during the last 5 years.

         None of the directors or executive officers of the Filing Parties have, during the last 5 years, been a party to any civil proceeding as a result of which he or she was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Each person identified on Schedule I is a United States citizen, with the exception of Roger Parry who is a citizen of the United Kingdom.

         Schedule I to Item 2 is to be amended as follows:

         Name, business address and present principal occupation or employment of the directors and executive officers of the Filing Parties, with the exception of Clear Channel:

         Directors

                  L. Lowry Mays
                  Chairman of the Board and Chief Executive Officer 200 East Basse Road
                  San Antonio, Texas 78209

                  Mark P. Mays
                  President/Chief Operating Officer
                  200 East Basse Road
                  San Antonio, Texas 78209

                  Randall T. Mays
                  Executive Vice President/Chief Financial Officer 200 East Basse Road
                  San Antonio, Texas 78209

         Executive Officers who are not Directors

                  Herbert W. Hill, Jr.
                  Senior Vice President/Chief Accounting Officer
                  200 East Basse Road
                  San Antonio, Texas 78209

                  Kenneth E. Wyker
                  Senior Vice President, General Counsel and Secretary 200 East Basse Road
                  San Antonio, Texas 78209

                  Juliana F. Hill
                  Senior Vice President/Finance
                  200 East Basse Road
                  San Antonio, Texas 78209

         Name, business address and present principal occupation or employment of the directors and executive officers of Clear Channel:

         Directors

                  L. Lowry Mays
                  Chairman of the Board and Chief Executive Officer 200 East Basse Road
                  San Antonio, Texas 78209

                  Thomas O. Hicks
                  Vice Chairman
                  Chairman of the Board and Chief Executive Officer of Hicks,
                    Muse, Tate & Furst Incorporated
                  200 Crescent Court, Suite 1600
                  Dallas, Texas 75201

                  Mark P. Mays
                  President/Chief Operating Officer
                  200 East Basse Road
                  San Antonio, Texas 78209

                  Randall T. Mays
                  Executive Vice President/Chief Financial Officer 200 East Basse Road
                  San Antonio, Texas 78209

                  B. J. McCombs
                  Private Investor
                  825 Contour Drive
                  San Antonio, Texas 78212

                  Alan D. Feld
                  Attorney in the law firm of Akin, Gump, Strauss, Hauer & Feld,
                    L.L.P.
                  1700 Pacific Avenue, 41st Floor
                  Dallas, Texas 75021

                  Theodore H. Strauss
                  Managing Director of Bear, Stearns & Co., Inc.
                  300 Crescent Court, Suite 200
                  Dallas, Texas 75201

                  John H. Williams
                  Retired Senior Vice President of Everen Securities, Inc. 4727 Lafayette Avenue
                  Fort Worth, Texas 76107

                  Karl Eller
                  Chief Executive Officer of Eller Media
                  2850 East Camelback Road, Suite 300
                  Phoenix, Arizona 85016

                  Robert L. Crandall
                  Director of American Express Company, Anixter International,
                    Inc., Celestica, Inc., Halliburton Company and MediaOne
                  Group, Inc.
                  5215 North O'Connor Boulevard, Suite 17
                  Irving, Texas 75039

                  Vernon E. Jordan, Jr.
                  Senior Managing Director of Lazard Freres & Co., LLC, and Of
                    Counsel at the law firm of Akin, Gump, Strauss,  Hauer &
                  Feld, L.L.P.
                  30 Rockefeller Plaza
                  New York, New York 10020

                  Michael J. Levitt
                  Partner of Hicks, Muse, Tate & Furst Incorporated 200 Crescent Court, Suite 1600
                  Dallas, Texas 75201

                  Perry J. Lewis
                  Heartland Industrial Partners
                  55 Railroad Avenue
                  Greenwich, Connecticut 06830

         Executive Officers who are not Directors

                  Herbert W. Hill, Jr.
                  Senior Vice President/Chief Accounting Officer
                  200 East Basse Road
                  San Antonio, Texas 78209

                  Kenneth E. Wyker
                  Senior Vice President, General Counsel and Secretary 200 East Basse Road
                  San Antonio, Texas 78209

                  W. A. Ripperton Riordan
                  Executive Vice President/Chief Operating Officer - Television 200 East Basse Road
                  San Antonio, Texas 78209

                  Roger Parry
                  Chief Executive Officer - Clear Channel International 33 Golden Square
                  London WIR 3PA

                  Paul Meyer
                  President/Chief Operating Officer - Eller Media
                  2850 East Camelback Road, Suite 300
                  Phoenix, Arizona 85016

                  Juliana F. Hill
                  Senior Vice President/Finance
                  200 East Basse Road
                  San Antonio, Texas 78209

                  Randy Michaels
                  President of Radio
                  200 East Basse Road
                  San Antonio, Texas 78209

                  Kenneth O'Keefe
                  President/Chief Operating Officer - Radio Group
                  76 Royalston Road
                  Wellesley, Massachusetts 02181

                  Brian Becker
                  Chief Executive Officer - Live Entertainment/SFX 2000 West Loop South, Suite 1300
                  Houston, Texas 77027

Item 4.  Purpose of Transaction

         Item 4 is to be amended as follows:

         On August 30, 2000, Clear Channel and AMFM consummated the merger (the "Merger") of AMFM with and into CCU Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Clear Channel ("Merger Sub"), as provided by the Agreement and Plan of Merger, dated as of October 2, 1999, by and among Clear Channel, AMFM and Merger Sub.

         In connection with the Merger, Clear Channel and AMFM entered into a Consent Decree with the United States Department of Justice (the "Consent Decree"), pursuant to which AMFM agreed to dispose of all of its 26,227,273 shares of Common Stock by December 31, 2002 (the "Sell Down"). The description of the Consent Decree contained herein is qualified in its entirety by reference to the Consent Decree, which was filed as Exhibit 99(a) to the Second Amended 13D and is incorporated herein by reference in response to this Item 4.

         On January 11, 2001, in connection with the Sell Down, AMFM Operating, a wholly-owned subsidiary of AMFM and holder of record of the Common Stock, sold 5,000,000 shares of Common Stock. The sale was made pursuant to an underwriting agreement and registration statement on Form S-3 filed by the Company in accordance with the Amended and Restated Registration Rights Agreement (as defined in Item 6 below) on September 8, 2000, and which was declared effective by the Securities and Exchange Commission on September 21, 2000, for a price to AMFM Operating of $42.25 per share. Up to an additional 750,000 shares of Common Stock may be purchased from AMFM Operating at the same price per share by the underwriter to cover over-allotments. The terms of the underwriting agreement are described in greater detail in Item 6 below.

         In addition, from November 16, 2000 to January 4, 2001, AMFM Operating sold 2,112,200 shares of Common Stock pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Act"), which sales were also made in connection with the Sell Down.

         Notwithstanding the foregoing and subject to the terms and conditions of the Consent Decree, the Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors.

Item 5.  Interest in Securities of Issuer

         Item 5 is to be amended as follows:

         (a) and (b) Each of the Filing Parties may be deemed to have beneficially owned in the aggregate 19,115,073 shares of the Common Stock of the Company by virtue of AMFM Operating's ownership of such shares. The aggregate number of shares of Common Stock covered by this Schedule 13D represents approximately 23.92% of the outstanding shares of Common Stock as of November 27, 2000 (the most recent date that the Company's outstanding share information has been made publicly available).

         Based upon the terms of the Company's certificate of incorporation, the shares of Class A Common Stock and Class B Common Stock outstanding and entitled to vote on matters submitted to stockholders as a single class (except as otherwise required by Delaware law), with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes. Therefore, each of the Filing Parties may be deemed to have shared voting power representing approximately 7.65% of the outstanding voting power of the Company as of November 27, 2000.

         Each of the Filing Parties disclaims beneficial ownership of all shares of Common Stock covered by this Schedule 13D not owned of record by it.

         (c) Except as set forth herein, to the knowledge of the Filing Parties with respect to the other persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of the Common Stock during the past 60 days. The table below sets forth the details of each transaction entered into by AMFM Operating for the sale of the Common Stock pursuant to Rule 144 of the Act:


-------------------------- ----------------------- ----------------------
Date of Trade              Number of Shares        Price Per Share
-------------------------- ----------------------- ----------------------
-------------------------- ----------------------- ----------------------
November 16, 2000          470,000                 $44.8378
-------------------------- ----------------------- ----------------------
-------------------------- ----------------------- ----------------------
December 8, 2000           200,000                 $40.5000
-------------------------- ----------------------- ----------------------
-------------------------- ----------------------- ----------------------
December 11, 2000          535,000                 $40.3008
-------------------------- ----------------------- ----------------------
-------------------------- ----------------------- ----------------------
December 12, 2000          104,000                 $40.5601
-------------------------- ----------------------- ----------------------
-------------------------- ----------------------- ----------------------
December 14, 2000            12,000                $40.2760
-------------------------- ----------------------- ----------------------
-------------------------- ----------------------- ----------------------
January 3, 2001            291,200                 $40.3401
-------------------------- ----------------------- ----------------------
-------------------------- ----------------------- ----------------------
January 4, 2001            500,000                 $41.8984
-------------------------- ----------------------- ----------------------


         (d)      None.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

         Item 6 is to be amended as follows:

         On September 15, 1999, the Company, AMFM Operating, and the Reilly Family Limited Partnership entered into that certain Stockholders Agreement (the "Stockholders Agreement") (a copy of which was filed as Exhibit 99(b) to the First Amended 13D and is incorporated herein by reference in response to this
Item 6). Also on September 15, 1999, the Company, AMFM Operating and AMFM Holdings entered into that certain Registration Rights Agreement (the "Registration Rights Agreement") (a copy of which was filed as Exhibit 99(c) to the First Amended 13D and is incorporated herein by reference in response to this Item 6). In connection with the Sell Down, the Company, AMFM Operating, AMFM Holdings, Clear Channel, and the Reilly Family Limited Partnership entered into the First Amendment to the Stockholders Agreement dated as of July 19, 2000 (the "Amendment") (a copy of which was filed as Exhibit 99(b) to the Second Amended 13D and is incorporated herein by reference in response to this Item 6). Also in connection with the Sell Down, the Company, AMFM Operating, AMFM Holdings and Clear Channel entered into an Amended and Restated Registration Rights Agreement dated as of July 19, 2000 (the "Amended and Restated Registration Rights Agreement") (a copy of which was filed as Exhibit 99(c) to the Second Amended 13D and is incorporated herein by reference in response to this Item 6).

          In connection with the Sell Down, on January 11, 2001, the Company, AMFM Operating, and Deutsche Banc Alex. Brown Inc. (the "Underwriter") entered into that certain Underwriting Agreement (the "Underwriting Agreement") (a copy of which is filed as Exhibit 99(a) to this Schedule 13D and is incorporated herein by reference in response to this Item 6) pursuant to which the Underwriter agreed to purchase, and AMFM Operating agreed to sell, 5,000,000 shares of the Common Stock at a price of $42.25 per share, resulting in $211,250,000 aggregate proceeds to AMFM Operating. In addition, AMFM Operating, pursuant to the terms of the Underwriting Agreement, granted the Underwriter the right to purchase up to 750,000 additional shares of the Common Stock at the same price to cover over-allotments, which right may be exercised by giving notice to AMFM Operating within 30 days from January 11, 2001. The Common Stock is to be offered to the public from time to time for sale in one or more negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, subject to receipt and acceptance by the Underwriter, and subject to its right to reject any order in whole or in part.

         In addition, pursuant to the terms of the Underwriting Agreement and a lock-up agreement (a copy of which is filed as Exhibit 99(b) to this Schedule 13D and is incorporated herein by reference in response to this Item 6) entered into on January 17, 2001 between AMFM Operating and the Underwriter, AMFM Operating agreed not to offer, sell, sell short or otherwise dispose of any shares of Common Stock of the Company or other capital stock of the Company, or any other securities convertible, exchangeable or exercisable for Common Stock or derivative of Common Stock owned by such person (or as to which such person has the right to direct the disposition of) for a period of 60 days after the date of the Underwriting Agreement, except with the prior written consent of the Underwriter or except as may be expressly permitted by the terms of such letters.

         The information set forth in Items 2 and 4 above and the Exhibits filed herewith are incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits

     99(a)Underwriting Agreement, dated as of January 11, 2001, by and among Lamar Advertising Company, AMFM Operating Inc. and Deutsche Banc Alex. Brown Inc. (incorporated by reference to Exhibit 1.1 to the current report on Form 8-K (File No. 000-30242) filed by Lamar Advertising Company on January 12, 2001).

     99(b)Lock-Up  Agreement,  dated  as  of  January  17,  2001,  between  AMFM
          Operating Inc. and Deutsche Banc Alex. Brown Inc. (filed herewith).

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  January 23, 2001


                                 CLEAR CHANNEL COMMUNICATIONS, INC.


                                 By:      /s/  Susan Krieg
                                 --------------------------------------------
                                 Name:    Susan Krieg
                                 Title:   Vice President/Corporate Reporting

                                 AMFM INC.


                                 By:      /s/  Susan Krieg
                                 --------------------------------------------
                                 Name:    Susan Krieg
                                 Title:   Vice President/Corporate Reporting

                                 AMFM HOLDINGS INC.


                                 By:      /s/  Susan Krieg
                                 --------------------------------------------
                                 Name:    Susan Krieg
                                 Title:   Vice President/Corporate Reporting

                                 AMFM OPERATING INC.


                                 By:      /s/  Susan Krieg
                                 --------------------------------------------
                                 Name:    Susan Krieg
                                 Title:   Vice President/Corporate Reporting

                                  Exhibit Index

        Name of Exhibit

99(a)Underwriting  Agreement,  dated as of January 11, 2001,  by and among Lamar
     Advertising Company, AMFM Operating Inc. and Deutsche Banc Alex. Brown Inc. (incorporated by reference to the current report on Form 8-K (File No. 000-30242) filed by Lamar Advertising Company on January 12, 2001)

99(b)Lock-Up  Agreement,  dated as of January 17, 2001,  between AMFM  Operating
     Inc. and Deutsche Banc Alex. Brown Inc. (filed herewith).